SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

GGP Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

36174X101

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 359-8598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

July 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36174X101	Page 2 of 48 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101	Page 3 of 48 Pages

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101	Page 4 of 48 Pages

1	NAME OF REPORTING PERSONS BPG Holdings Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 5 of 48 Pages

1	NAME OF REPORTING PERSONS BPG Holdings Group (US) Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 6 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 7 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 8 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 9 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 10 of 48 Pages

1	NAME OF REPORTING PERSONS BUSC Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 11 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Property Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 12 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,094,965*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,094,965*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,094,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 13 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings II Sub III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 351,958*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 351,958*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 351,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 14 of 48 Pages

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,989,228*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,989,228*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,989,228*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 15 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 16 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Property Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 17 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 18 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 19 of 48 Pages

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 20 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Property Split Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 21 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,438,184*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,438,184*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 202,438,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 22 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,432,695*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,432,695*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 86,432,695*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 23 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 24 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,063,298*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,063,298*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,063,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 25 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Office Properties Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 26 of 48 Pages

1	NAME OF REPORTING PERSONS 1706065 Alberta ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 27 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Holding Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 28 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Properties, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 29 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Properties Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 30 of 48 Pages

1	NAME OF REPORTING PERSONS BOP (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,438,184*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,438,184*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 202,438,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 31 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,000,412*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,000,412*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,000,412*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 32 of 48 Pages

1	NAME OF REPORTING PERSONS BPY Retail V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 33 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield Properties Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,337,730*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,337,730*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,337,730*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 34 of 48 Pages

1	NAME OF REPORTING PERSONS Brookfield BFP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,337,730*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,337,730*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,337,730*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 35 of 48 Pages

1	NAME OF REPORTING PERSONS BPR Holding REIT I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 121,203,654*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 121,203,654*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 121,203,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 22”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”), January 3, 2013 (“Amendment No. 7”), April 16, 2013 (“Amendment No. 8”), August 9, 2013 (“Amendment No. 9”), November 5, 2013 (“Amendment No. 10”), November 14, 2013 (“Amendment No. 11 “), February 8, 2014 (“Amendment No. 12 “), February 6, 2015 (“Amendment No. 13”), July 19, 2016 (“Amendment No. 14”), August 21, 2016 (“Amendment No. 15”), August 2, 2017 (“Amendment No. 16”), October 11, 2017 (“Amendment No. 17”), October 31, 2017 (“Amendment No. 18”), November 11, 2017 (“Amendment No. 19”), March 28, 2018 (“Amendment No. 20”) and June 28, 2018 (“Amendment No. 21”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21 and this Amendment No. 22 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 22 relates to the common stock, par value $0.01 per share (“Common Stock”), of GGP Inc. (formerly General Growth Properties, Inc.), a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 22 shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to include the following:

(a) BPR Holding REIT I LLC (“BPR Holding”), a Delaware limited liability company, of which New BPI Subco is the sole managing member.

(b), (c) The principal business of BPR Holding is to serve as a holding company. The principal business address of BPR Holding is Brookfield Place, 250 Vesey Street, New York, NY 10281-1023.

Schedule LXXXV to this Amendment No. 22 sets forth the principal business address and principal occupation or employment of each executive officer of BPR Holding. Such persons shall be included in the definition of Scheduled Persons.

(d), (e) During the last five years, none of the Scheduled Persons of BPR Holding (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule LXXXV to this Amendment No. 22 sets forth the citizenships of each of the Scheduled Persons of BPR Holding.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 22.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

In connection with an internal reorganization of certain of Parent’s affiliates, (i) the sole member of each of the following Voting Parties was replaced with BPR Holding: Retail Mall (as hereinafter defined), New GGP Subco, BWP and New GGP Warrants (as hereinafter defined), and (ii) BPR Holding became a non-managing member of BRH Warrants. Each of the aforementioned Voting Parties continues to be an indirect wholly-owned subsidiary of Parent.

On July 26, 2018, the Company held the special meeting of the holders of Common Stock of the Company, at which the Company’s holders of record of Common Stock as of June 22, 2018 voted to approve the following matters: (i) the adoption of the Merger Agreement; (ii) the approval of the Charter Amendment; (iii) the approval of the Bylaws Amendment; and (iv) the approval of compensation that may become payable to the Company’s named executive officers in connection with the Transactions. Therefore, on July 27, 2018, the Company filed the Series B Designations with the Secretary of State of the State of Delaware, which authorized the issuance of the Series B Preferred Stock. Following the filing of the Series B Designations, the Class B Exchange occurred, in which the Voting Parties exchanged the 323,641,838 shares of Common Stock collectively owned by them, for an equal number of shares of Series B Preferred Stock, on the terms and subject to the conditions set forth in the Class B Exchange Agreement (which was previously filed as Exhibit 99.2 to Amendment No. 21).

Pursuant to the Series B Designations, in the event that the Merger Agreement is terminated in accordance with its terms prior to the time that at which the Charter Amendment is filed with and accepted by the Secretary of State of the State of Delaware, then each share of Series B Preferred Stock will be automatically, without any action by the Company or any holder, converted into one fully paid and non-assessable share of Common Stock, without the payment of any accrued and unpaid dividends.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 958,391,980 shares of Common Stock reported by the Company as outstanding, as of May 3, 2018, in its quarterly report on Form 10-Q filed with the SEC on May 7, 2018.

As of the close of business on July 27, 2018, BWP directly held 12,989,228 shares of Series B Preferred Stock, representing approximately 1.4% of the shares of Common Stock on an as converted basis; New GGP Warrants LLC (“New GGP Warrants”), a Delaware limited liability company, directly held 28,573,419 shares of Series B Preferred Stock, representing approximately 3.0% of the shares of Common Stock on an as converted basis; BRH Warrants directly held 24,063,298 shares of Series B Preferred Stock, representing approximately 2.5% of the shares of Common Stock on an as converted basis; and Brookfield Retail Mall LLC (“Retail Mall”), a Delaware limited liability company, directly held 2,577,297 shares of Series B Preferred Stock, representing approximately 0.3% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of each of BWP, New GGP Warrants, BRH Warrants and Retail Mall, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco and BPR Holding may be deemed to share with each of BWP, New GGP Warrants, BRH Warrants and Retail Mall beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, BRH VII directly held 79,094,965 shares of Series B Preferred Stock, representing approximately 8.3% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of BRH VII, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I and BPY Holdings II may be deemed to share with BRH VII beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, BPY Retail I LLC (“BPY I”), a Delaware limited liability company, directly held 45,890,612 shares of Series B Preferred Stock, representing approximately 4.8% of the shares of Common Stock on an as converted basis, and BPY V directly held 70,114,877 shares of Series B Preferred Stock, representing approximately 7.3% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of each of BPY I and BPY V, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP and BPY Holdings I may be deemed to share with BPY I and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, New Brookfield BPY Retail Holdings II LLC (“New LLC 1”) directly held 6,985,772 shares of Series B Preferred Stock, representing approximately 0.7% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of New LLC 1, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor and BFPH may be deemed to share with New LLC 1 beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, New GGP Subco directly held 53,000,412 shares of Series B Preferred Stock, representing approximately 5.5% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of New GGP Subco, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco and BPR Holding may be deemed to share with New GGP Subco beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, BRH II Sub directly held 351,958 shares of Series B Preferred Stock, representing approximately 0.04% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of BRH II Sub, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor, New LLC 1 and BFPH may be deemed to share with BRH II Sub beneficial ownership of such shares of Common Stock.

As of the close of business on July 27, 2018, Brookfield Retail Holdings V Fund B LP (“BRH V-B”), a Delaware limited partnership, directly held 439,768 shares of Common Stock, representing approximately 0.05% of the shares of Common Stock, and Brookfield Retail Holdings V Fund D, LP (“BRH V-D”), a Delaware limited partnership, directly held 2,972,274 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock. As indirect controlling persons of BRH V-B and BRH V-D, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC, BUSC Finance and BAMPIC US may be deemed to share with BRH V-B and BRH V-D beneficial ownership of such shares of Common Stock.

As the sole managing member of each of BRH VII, BRH Warrants and BRH II Sub, BAMPIC US may be deemed to beneficially own the 79,094,965 shares of Series B Preferred Stock directly held by BRH VII, representing approximately 8.3% of the shares of Common Stock on an as converted basis, the 24,063,298 shares of Series B Preferred Stock directly held by BRH Warrants, representing approximately 2.5% of the shares of Common Stock on an as converted basis, and the 351,958 shares of Series B Preferred Stock directly held by BRH II Sub, representing approximately 0.04% of the shares of Common Stock on an as converted basis. As direct or indirect controlling persons of BAMPIC US, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC and BUSC Finance may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Series B Preferred Stock or Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder. Accordingly, the Reporting Persons in the aggregate may be deemed to beneficially own 327,053,880 shares of Common Stock, constituting beneficial ownership of 34.1% of the shares of Common Stock. Each of the Reporting Persons directly holding shares of Common Stock expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Reporting Persons.

(c) Item 5(c) of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 22.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 22.

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons have entered into an agreement on July 31, 2018, with respect to the joint filing of this Amendment No. 22 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2018, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, BUSC Finance LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Retail Holdings II Sub III LLC, BW Purchaser, LLC, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings Warrants LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Office Properties Inc., 1706065 Alberta ULC, Brookfield Holding Limited Liability Company, Brookfield Properties, Inc., BOP (US) LLC, Brookfield Properties Subco LLC, Brookfield BPY Retail Holdings II Subco LLC, Brookfield Property Group LLC, BPY Canada Subholdings 1 ULC, Brookfield Property Split Corp., BPG Holdings Group Inc., BPG Holdings Group (US) Holdings Inc., BPY Retail V LLC, Brookfield Properties Investor LLC, Brookfield BFP Holdings LLC and BPR Holding REIT I LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2018	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

Dated: July 31, 2018	PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

Dated: July 31, 2018	BPG HOLDINGS GROUP INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: July 31, 2018	BPG HOLDINGS GROUP (US) HOLDINGS INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: July 31, 2018	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 31, 2018	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: July 31, 2018	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 31, 2018	BROOKFIELD PROPERTY PARTNERS L.P.

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 31, 2018	BROOKFIELD PROPERTY L.P.

	By:	Brookfield Property Partners L.P., its managing general partner

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 31, 2018	BROOKFIELD BPY HOLDINGS INC.

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Assistant Secretary

Dated: July 31, 2018	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD BPY RETAIL HOLDINGS II LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD RETAIL HOLDINGS VII LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its manager

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 31, 2018	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 31, 2018	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD RETAIL HOLDINGS II SUB III LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 31, 2018	BW PURCHASER, LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD US HOLDINGS INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: July 31, 2018	BROOKFIELD US CORPORATION

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: July 31, 2018	BUSC FINANCE LLC

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: July 31, 2018	BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: July 31, 2018	1706065 ALBERTA ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: July 31, 2018	BROOKFIELD HOLDING LIMITED LIABILITY COMPANY

	By:	/s/ Dr. László Csontos
Name: Dr. László Csontos
Title: Managing Director

	By:	/s/ Eamonn John O’Dea
Name: Eamonn John O’Dea
Title: Managing Partner

Dated: July 31, 2018	BROOKFIELD PROPERTIES, INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BOP (US) LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD PROPERTIES SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 31, 2018	BPY CANADA SUBHOLDINGS 1 ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: President

Dated: July 31, 2018	BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Secretary

Dated: July 31, 2018	BPY RETAIL V LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD PROPERTIES INVESTOR LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BROOKFIELD BFP HOLDINGS LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 31, 2018	BPR HOLDING REIT I LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2018, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, BUSC Finance LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Retail Holdings II Sub III LLC, BW Purchaser, LLC, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings Warrants LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Office Properties Inc., 1706065 Alberta ULC, Brookfield Holding Limited Liability Company, Brookfield Properties, Inc., BOP (US) LLC, Brookfield Properties Subco LLC, Brookfield BPY Retail Holdings II Subco LLC, Brookfield Property Group LLC, BPY Canada Subholdings 1 ULC, Brookfield Property Split Corp., BPG Holdings Group Inc., BPG Holdings Group (US) Holdings Inc., BPY Retail V LLC, Brookfield Properties Investor LLC, Brookfield BFP Holdings LLC and BPR Holding REIT I LLC.

SCHEDULE LXXXV

BPR Holding REIT I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Sara Beugelmans, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President	USA

Michelle L. Campbell, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President	Canada

Danielle Brody, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President	USA

Lawrence Sava, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President	USA

Allen Yi, Vice President	181 Bay Street, Suite 330 Brookfield Place Toronto, Ontario M5J 2T3 Canada	Vice President	Canada

Valerie Tso, Assistant Corporate Secretary	181 Bay Street, Suite 330 Brookfield Place Toronto, Ontario M5J 2T3 Canada	Assistant Corporate Secretary	Canada